PHILIP MORRIS INTERNATIONAL INC.

VIA EDGAR

May 3, 2012

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Philip Morris International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-33708

Dear Mr. Humphrey:

Philip Morris International Inc. (the “Company” or “PMI”), is responding to your letter dated April 23, 2012, with respect to the above-referenced filing (“Comment Letter”).

We appreciate the Staff’s comments. For ease of reference, our responses correlate with the Staff’s comments, which we have provided in boldface type immediately preceding the Company’s responses.

120 PARK AVENUE, NEW YORK, NEW YORK, 10017, U.S.A.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13. 2011 Annual Report

Management’s Discussion and Analysis

Consolidated Operating Results, page 20

2011 compared with 2010, page 21

1.	Reference is made to your discussion of total shipment volume of other tobacco products (OTP) on page 21. We note, excluding acquisitions, volume grew by 7.2% in fiscal year 2011 and decreased by 4.3% in fiscal year 2010. If significant, please expand to provide a description of your other tobacco products and discuss whether OTP revenues are allocated to your segments similar to that for cigarette products, i.e., based upon the geographic area in which the customer resides. Discuss, if significant, the relevance of OTP revenues in relation to segment revenues for cigarette products.

Company Response:

OTP (Other Tobacco Products) consists mainly of roll-your-own cigarettes, make-your-own cigarettes, pipe tobacco, cigars and cigarillos. Revenues derived from OTP are allocated to the reportable segments based upon the geographic area in which the customer resides.

OTP, which is primarily sold within the European Union segment, is not significant to the net revenues of the consolidated Company or of the European Union segment. OTP represented approximately two percent of consolidated net revenues in 2011 and 2010. OTP for the European Union segment represented approximately four percent of net revenues for the segment in 2011 and 2010. In each of the Company’s other three segments, OTP represented approximately one percent or less of segment net revenues in 2011 and 2010.

Nevertheless, beginning with our first quarter Form 10-Q filing we will begin to disclose a description of OTP and the amount of OTP net revenues for the consolidated Company and the European Union segment. Going forward, we will continue to monitor the significance of OTP to the consolidated Company, as well as each of our reportable segments, to determine whether additional disclosures should be provided.

Critical Accounting Policies and Estimates, page 18

Income Taxes, page 19

2.	Please expand your discussion to disclose the significant amount of your accumulated earnings of foreign subsidiaries that are considered to be permanently reinvested and for which United States federal income taxes and foreign withholding taxes have not been provided. Reference is made to disclosure in Note 11 to your audited financial statements. Please discuss the potential impact that repatriation of any or all of these earnings would have on your liquidity and income tax rate and income tax expense.

Company Response:

During the preparation of the 2011 MD&A, we evaluated the need for additional liquidity and income tax disclosure related to the amount of accumulated earnings of foreign subsidiaries that are considered to be permanently reinvested, and for which U.S. federal income taxes and foreign withholding taxes have not been provided. Given the facts discussed in existing disclosures in the footnotes to the consolidated financial statements and the lack of any liquidity concerns for the consolidated group, we concluded that the existing discussion in the MD&A was sufficient.

In accordance with ASC 740-30-25, we have disclosed in Note 11 to the consolidated financial statements that certain earnings of foreign subsidiaries are considered permanently reinvested (approximately $15 billion) since we have already invested, or forecast a need to invest, the earnings to support international growth. For example, in Note 3 to the consolidated financial statements, Goodwill and Other Intangible Assets, Net, we discuss the amount of goodwill ($9.9 billion) and other intangible assets ($3.7 billion) included on our December 31, 2011 consolidated balance sheet that have arisen from business combinations outside of the U.S. We do not have any plans or intentions of distributing any of the designated permanently reinvested earnings. Moreover, our U.S. funding requirements are well supported by distributions from foreign entities of earnings that have not been designated as permanently reinvested and available credit facilities. Accordingly, we did not believe it was necessary to disclose the potential impact to liquidity and income tax rates and expense associated with the theoretical repatriation of earnings that have been permanently reinvested.

In addition, consistent with our existing disclosure, it is not practicable to determine the tax impact of any future repatriation of these earnings. Determination of the amount of unrecognized deferred tax liability on these permanently reinvested earnings is not practicable due to the complexity of the U.S. foreign tax credit regime, as well as differences between earnings determined for book and tax purposes mainly resulting from intercompany transactions, purchase accounting and currency fluctuations.

In future Form 10-K filings, the Company will expand its Critical Accounting Policy discussion for Income Taxes to include disclosure language similar to the following:

“At December 31, 20xx, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $xx billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. These earnings have been, or will be invested to support the growth of our international business. Further, we do not foresee a need to repatriate these earnings to the U.S. since our U.S. cash requirements are supported by distributions from foreign entities of earnings that have not been designated as permanently reinvested and existing credit facilities. Repatriation of earnings from foreign subsidiaries for which we have asserted that the earnings are permanently reinvested would result in additional U.S. income and foreign withholding taxes. The determination of the amount of additional taxes related to the repatriation of these earnings is not practicable.”

* * * * * * * * * *

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to this matter. Please contact the undersigned at (917) 663-2231 with any questions or comments you may have.

Very truly yours,

/s/ JERRY WHITSON
Jerry Whitson
Deputy General Counsel and Corporate Secretary
Philip Morris International Inc.